SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December 2010
Commission File Number: 001-06439

SONY CORPORATION
(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION
(Registrant)

By: /s/ Masaru Kato
(Signature)
Masaru Kato
Executive Vice President and
Chief Financial Officer

Date: December 24, 2010

List of materials

Documents attached hereto:

i) Press release announcing Toshiba and Sony Sign Memorandum of Understanding for the Transfer of Semiconductor Fabrication Facilities

December 24, 2010

Toshiba Corporation
Sony Corporation

Toshiba and Sony Sign Memorandum of Understanding
for the Transfer of Semiconductor Fabrication Facilities

Tokyo, Japan, December 24, 2010 --- Toshiba Corporation (“Toshiba”) and Sony Corporation (“Sony”) today announced that they had signed a non-binding memorandum of understanding expressing their intent to transfer from Toshiba to Sony the semiconductor fabrication facilities owned by Toshiba and operated by Nagasaki Semiconductor Manufacturing Corporation (“NSM”), a joint venture among Toshiba, Sony and Sony Computer Entertainment Inc. (“SCEI”), and, following the contemplated transfer, terminate their NSM joint venture relationship.

NSM, which was established in March 2008 and is located in the Nagasaki Technology Center of Sony Semiconductor Kyushu Corporation (“SCK”), has been manufacturing the high-performance “Cell Broadband Engine™” processor, the graphics engine “RSX” and other high-performance semiconductors and leading-edge SoC (system-on-a-chip) for applications in digital consumer products of Toshiba and Sony. The facilities to be transferred would be the fabrication facilities and equipment for the 300 mm wafer line located within the Nagasaki Technology Center purchased by Toshiba from Sony and SCK and leased to NSM in 2008 and other facilities that Toshiba and Sony will agree to transfer among those in which Toshiba invested in connection with the operation by NSM after the purchase.

After due diligence on the facilities to be transferred and continuing negotiations, Toshiba and Sony aim to execute definitive agreements (with respect to the contemplated transfer of the semiconductor fabrication facilities) as soon as possible before the end of the fiscal year ending March 31, 2011. Thereafter, Toshiba and Sony aim to complete the transfer early in the fiscal year ending March 31, 2012, subject to any necessary government approvals.

Outline of NSM
Establishment:	March 3, 2008
Location:	1883-43, Tsukuba-machi, Isahaya-city, Nagasaki, Japan
Capital:	100 million yen
Ownership:	Toshiba 60%, Sony 20% and SCEI 20%
Representatives:	Masaaki Kinugawa, Representative Director and Chairman
Nobuhiro Yamaguchi, Director and President
Business Activities:	Manufacture of high-performance semiconductors, including the “Cell Broadband Engine™” processor and the graphics engine “RSX”.

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Number of employees:	Approximately 460 as of December 1, 2010

(Contact for the press)
Toshiba Corporation
Corporate Communications Office
Phone: +81-3-3457-2105
http://www.toshiba.co.jp/contact/media.htm

Sony Corporation
Corporate Communications
Phone: +81-3-6748-2200

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